

July 29, 2011

Via E-mail
Zishen Wu
Chief Executive Officer
Yongye International, Inc.
6th Floor, Suite 608, Xue Yuan International Tower
No. 1 Zhichun Road, Haidan District
Beijing, PRC

> **Re:** **Yongye International, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 8, 2011**
> **File No. 333-175407**

Dear Mr. Wu:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that all outstanding comments on your Form 10-K for the fiscal year ended December 31, 2010 must be resolved prior to the date of effectiveness of this registration statement.

Selling Stockholders, page 27

2. We note your disclosure that MSPEA is an affiliate of broker-dealers. Please expand your disclosure to state, if true, that MSPEA purchased the shares in the

ordinary course of business, and that at the time MSPEA purchased the securities it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Alternatively, revise to disclose that MSPEA is an underwriter.

Exhibit 5.1

3. We note your language in the first paragraph of page 3 of the opinion that you disclaim any undertaking to advise of any changes in facts or applicable law that may come to your attention "subsequent to the date hereof." As the opinion must speak to the date of effectiveness, please delete this statement, revise the statement to refer to the date of effectiveness or confirm that you will file an updated opinion at effectiveness.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact John Stickel at 202-551-3324 or me at (202) 551-3469 with any questions.

                  Sincerely,

                  /s/ Justin Dobbie

                  Justin Dobbie
                  Legal Branch Chief

cc: Via E-mail
       Mitchell S. Nussbaum, Esq.
       Loeb & Loeb LLP